SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ambassadors Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023177-10-8

(CUSIP Number)

February 28, 2002

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

        [   ] Rule 13d-1(b)
        [   ] Rule 13d-1(c)
        [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023177-10-8	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter V. Ueberroth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 38,773

	6	SHARED VOTING POWER 1,353,575

	7	SOLE DISPOSITIVE POWER 38,773

	8	SHARED DISPOSITIVE POWER 1,353,575

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,348

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.19%

12	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Ambassadors Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Office:

110 South Ferrall Street, Spokane, Washington 99202

Item 2(a)	Name of Person Filing:

Peter V. Ueberroth

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

1071 Camelback Street, Newport Beach, CA 92660

Item 2(c)	Citizenship:

U.S.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

023177-10-8

Item 3.	Statement filed pursuant to Rule 13d-1(b), or 13d-2(b):

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned: 1,392,348

(b) Percent of Class: 14.19%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 38,773

(ii) shared power to vote or to direct the vote: 1,353,575

(iii) sole power to dispose or to direct the disposition of: 38,773

(iv) shared power to dispose or to direct the disposition of: 1,353,575

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Duration of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2002
(Date)

/s/ Peter V. Ueberroth
(Signature)